                                                                       EXHIBIT 8



INTERNAL REVENUE SERVICE                        Department of the Treasury
                                                Washington, DC 20224
Index Numbers: 0305.01-00 0355.00-00
               0368.04-00 0368.05-00
Michael R. Miles, Esq.                          Person to Contact:
Sutherland, Asbill & Brennan                    Matthew B. Krasner
1275 Pennsylvania Avenue, N.W.                  Telephone Number:
Washington, D.C. 20004                          (202) 622-7550
                                                Refer Reply to:
                                                CC: Dom:Corp: 5 TR-31-3172-94
                                                Date:
                                                June 2, 1995



Distributing 2           =      Peter Kiewit Sons', Inc.
                                a Delaware corporation
                                EIN: 47-0210602
Distributing 1           =      Kiewit Diversified Group Inc.
                                a Delaware corporation
                                EIN: 47-0705284
Controlled               =      MFS Communications Company, Inc.
                                a Delaware corporation
                                EIN: 47-0714388
Subsidiary 1             =      Kiewit Construction Group, Inc.
                                EIN: 47-0705334
Subsidiary 2             =      Kiewit Mining Group, Inc.
Subsidiary 3             =      PKS Information Services, Inc.
                                EIN: 47-0735805
Subsidiary 4             =      MFS Network Technologies, Inc.
                                EIN: 47-0714393
Subsidiary 5             =      Kiewit Construction Company
                                EIN: 47-0640263
Subsidiary 6             =      Peter Kiewit Sons' Co.
Subsidiary 7             =      Continental Holdings, Inc.
Subsidiary 8             =      Kiewit SR91 Corp.
Subsidiary 9             =      Kiewit Infrastructure, Inc.
Subsidiary 10            =      Western Employers, Inc.
Subsidiary 11            =      Gilbert SouthernCorp
                                EIN: 47-0530367
Subsidiary 12            =      Gilbert Central Corp.
Subsidiary 13            =      Gilbert Western Corp.
Subsidiary 14            =      Gilbert Texas Construction Corp.
Subsidiary 15            =      Gilbert Industrial Corporation
Subsidiary 16            =      Bentson Contracting Company

Subsidiary 17            =      Twin Mountain Construction Company
Subsidiary 18            =      Twin Mountain Construction II Company
Subsidiary 19            =      Twin Mountain Rock Company
Subsidiary 20            =      Guernsey Stone and Construction Company
PI                       =      limited partnership interest in
                                Kiewit SR91 L.P.
Business A               =      construction
Business B               =      coal mining
Business C               =      data management services
Business D               =      telecommunications
Class 1                  =      Class B non voting common
Class 2                  =      Class C common
Class 3                  =      Class D common
Class 2D                 =      Class C debentures
Class 3D                 =      Class D debentures
Class 4D                 =      Class C & D debentures
Shareholder E            =      Walter Scott, Jr.
Investment Advisor       =      Bear Stearns & Co., Inc.
Class C1                 =      redeemable preferred of Controlled
Class C2                 =      convertible preferred of Controlled
M                        =      approximately 82 - 86
O                        =      9.5 million depository shares
P                        =      one-one-hundredth
q                        =      5
r                        =      employees of Distributing 2 and its subsidiaries
s                        =      1 million
u                        =      4 to 5 year
v                        =      66.67
w                        =      650 million to 1.15 billion
x                        =      150 million
y                        =      20 to 40 million
z                        =      200 to 400 million


TR-31-3172-94                          2

Dear Mr. Miles:



    This is in response to a letter dated December 13, 1994, requesting rulings as to the federal income tax consequences of certain proposed transactions. Additional information was submitted by letters dated February 14, March 24, April 13, April 20, April 27, May 3, May 10, and May 18, 1995. The information submitted for consideration is summarized below.



    The rulings contained in this letter are predicated upon facts and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by the appropriate party. This office has not verified any of the material submitted in support of the request for rulings. Verification of the factual information, representations, and other data may be required as part of the audit process.



    Distributing 2 is the parent of an affiliated group of corporations of which Distributing 1, Subsidiary 1 and Subsidiary 2 are presently wholly owned, first-tier subsidiary members. Distributing 2 is engaged through its subsidiaries principally in Business A, Business B, Business C and Business D. It has three classes of common stock outstanding.



    Class 1 stock is owned entirely by Shareholder E. Holders of Class 2 stock are entitled to vote on a cumulative basis to elect v percent of Distributing's board of directors. Class 1 and Class 2 can be owned only by r, and are subject to certain restrictions on transfer. Holders of Class 3 shares are entitled to elect the balance of the board of directors. The Class 3 shares are not subject to transfer restrictions. Class 1 and Class 2 shares are exchangeable for Class 3 shares annually, and on certain stated events must be repurchased by Distributing 2 at a formula price. In addition, at certain times, the holders of Class 1 and Class 2 shares may offer their shares to Distributing 2 for repurchase and, except in unusual circumstances, Distributing 2 must accept such offers. Distributing 2 may also repurchase Class 1 and Class 2 shares in certain circumstances.



    Distributing   2  also  has  outstanding  different  series  of  convertible debentures: Class 2D are convertible only into Class 2 stock, Class 3D are convertible only into Class 3 stock, and Class 4D are convertible into both Class 2 and Class 3 stock. The debentures are convertible during the one month period commencing 30 days prior to the fifth anniversary of their date of issuance. If not converted the debentures are payable at the end of ten years.



    Distributing 1 is a holding company that, at present, owns approximately v (less than 80) percent of the outstanding stock of Controlled. The balance of Controlled's stock is owned by the public. Distributing 1 is engaged, through Controlled, in Business D. Distributing 1 is engaged in Business B and Business C through other subsidiaries. All of the stock of Distributing 1 is owned by Distributing 2.



    Controlled is a holding company and engages in Business D through Subsidiary 4 and its subsidiaries.



    Financial information has been received which indicates that Distributing 2, Distributing 1 and Controlled (through their respective operating subsidiaries) have had gross receipts and operating expenses representative of the active conduct of a trade or business for each of the past five years.



    Controlled intends to aggressively expand Business D both domestically and internationally. It has determined that such expansion will require additional capital aggregating at least $w over the next five years, of which at least $x will be needed over the next 12 to 18 months. Controlled does not generate the cash flow necessary to meet these needs and has been informed by Distributing 1 and Distributing 2 that they do not intend to make additional substantial contributions to Controlled's capital. Investment Advisor has advised Controlled that the most cost effective means of raising the necessary capital in the public market would be in conjunction with the distribution of its stock to the shareholders of Distributing 2.



    For the reason expressed and others, the following steps are proposed to separate Controlled from the Distributing 2 affiliated group:



    1. Prior to the distribution of Controlled stock by Distributing 1 to Distributing 2:



        a) Subsidiary 6 will distribute PI to Distributing 1 which will contribute PI and the stock of Subsidiary 8 to Subsidiary 9.


TR-31-3172-94                          3

        b) Distributing 1, following receipt of a distribution from Subsidiary 7 of the stock of certain of the latter's subsidiaries, will contribute all of the stock of its then first tier subsidiaries, other than Subsidiary 3 and Subsidiary 10, which will be liquidated, to Subsidiary 3.



        c) Controlled will contribute all of the stock of its directly owned subsidiaries, other than Subsidiary 4, and its other assets to Subsidiary 4.



        d) Distributing 2 will contribute all of the stock of Subsidiary 2 to Subsidiary 1, which will then contribute all of the stock of its directly owned subsidiaries, other than Subsidiary 5 and Subsidiaries 11 through 20, and all of its other assets to Subsidiary 5. Subsidiary 1 will contribute all of its stock in Subsidiaries 12 through 20 to Subsidiary 11 which will continue as a wholly owned subsidiary of Subsidiary 1.



        e) Distributing 2 will contribute all of its other assets, except the stock of Subsidiary 1 and Distributing 1 and $y in cash, to Subsidiary 1.



    2. In order for Distributing 1 to obtain control of Controlled within the meaning of Section 368(c), Controlled will recapitalize. Distributing 1 will exchange a portion of the common stock of Controlled which it owns for newly issued shares of Controlled Class C1 stock with approximately q votes per share. The Class C1 stock will be redeemable at the option of Controlled at any time after the sixth anniversary of its issue date at $1 plus accrued but unpaid dividends. Such stock will pay dividends solely in cash and will be convertible into common stock of Controlled at a formula price at any time after the first anniversary of its issue date. The Class C1 stock may not be transferred without the consent of Controlled for six years after its date of issue, except for the distributions to be made by Distributing 1 and Distributing 2.



    After the recapitalization, Distributing 1 will own stock of Controlled representing M (more than 80) percent of the latter's combined voting power of all shares entitled to vote, including the Class C2 stock, referred to below, that is to be issued to the public.



    3. Prior to any distribution of Controlled stock by Distributing 1, Distributing 2 will recapitalize to eliminate the need to distribute Controlled debentures as part of the spin-off distribution. Each holder of Class 3D and Class 4D debentures of Distributing 2 who participates in the recapitalization will receive shares of Distributing 2 that he or she would have been entitled to receive pursuant to the terms of the exchanged debenture had they been converted in accordance with their terms. It is anticipated that all Class 3D and Class 4D debenture holders will participate in the recapitalization. Fractional shares will be rounded to the nearest whole share. No stock will be exchanged for accrued but unpaid interest on the debentures.



    4. Controlled will offer new equity in the form of O to the public representing $z in value of its Class C2 stock. The public offering will raise the capital needed to expand its business as previously described. Each O will represent approximately a P interest in a share of Class C2 stock. The Class C2 stock will have per share voting rights and a face amount as are necessary to assure that Distributing 1 and Distributing 2 continue to possess control of Controlled at the time of their described distributions of Controlled stock. The terms of conversion and redemption of the Class C2 stock are such that the cost of raising the desired $z of capital will, as represented by Investment Advisor, be approximately q percent less if all of Controlled's stock owned by Distributing 2 is distributed to its shareholders, as is presently contemplated, rather than retained. It is represented that, provided all necessary approvals are obtained, the distributions referred to in step 5 will occur as soon as practicable following receipt of this ruling letter, and in no event more than 12 months following such receipt.



    5. Distributing 1 will distribute all of the Class C1 and common stock it holds in Controlled to Distributing 2. Distributing 2 then will contribute $s to Controlled for additional Controlled stock. Thereafter, Distributing 2 will distribute all of its stock of Controlled to its holders of Class 3 stock on a pro rata basis. Fractional shares will be rounded to the nearest whole share. After the distributions, Distributing 2 and its subsidiaries will provide certain administrative or other services to Controlled on an arm's length basis and the boards of directors of Distributing 1, Distributing 2 and Controlled will have some common directors.


TR-31-3172-94                          4

    The following representations are made with respect to the recapitalization of Controlled described in 2 above.



        a) The fair market value of the Controlled Class C1 stock to be received by Distributing 1 will approximately equal the value of the Controlled common stock exchanged therefor.



        b) None of the Controlled Class C1 stock received by Distributing 1 will be for services rendered or to be rendered.



        c) The recapitalization of Controlled will occur under a plan of reorganization agreed upon before the transaction.



        d) Controlled and Distributing 1 will pay their own expenses, if any, incurred in connection with the transaction.



        e) Following the recapitalization, Controlled will continue the business it conducted prior to the transaction.



        f) To the best knowledge of the management of Controlled, there is no plan or intention by Distributing 1 to sell, exchange, transfer by gift, or otherwise dispose of any of its stock in Controlled subsequent to its recapitalization, except pursuant to the plan to distribute the stock of Controlled to Distributing 2 described above, and Controlled has no present plan or intention of redeeming its Class C1 stock when redemptions are permissible after the sixth anniversary of the date of issue of such stock.



        g) The recapitalization is not part of a plan to increase periodically the proportionate interest of any stockholder in the assets or earnings and profits of Controlled.



        h) Controlled is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).



        i) At the time of the recapitalization, Controlled will not have outstanding any stock options, warrants, convertible securities, or other rights that are convertible into any class of stock or securities of Controlled, except for the Class C1 and Class C2 stock and a limited number of warrants and employee stock options.



        j) Controlled will be treated under applicable state law as the same corporation following the recapitalization, and its corporate existence will continue uninterrupted.



    The following representations are made with respect to the recapitalization described in 3 above.



        m) The fair market value of the Distributing 2 stock to be received by each holder of a Distributing 2 Class 3D or Class 4D debenture who elects to participate in the exchange will approximately equal the value of the debenture exchanged therefor.



        n) None of the Distributing 2 stock received by each debenture holder will be for services rendered or to be rendered.



        o) The recapitalization of Distributing 2 will occur under a plan of reorganization agreed upon before the transaction.



        p) Distributing 2 and the debenture holders who elect to participate will pay their own expenses, if any, incurred in connection with the transaction.



        q) Except as otherwise described, following the recapitalization, Distributing 2 will continue the business it conducted prior to the transaction.



        r) To the best knowledge of the management of Distributing 2, there is no plan or intention by the debenture holders to sell, exchange, transfer by gift, or otherwise dispose of any of their stock in


TR-31-3172-94                          5

    Distributing 2 subsequent to its recapitalization, except for those stockholders from whom Distributing 2 stock may be repurchased by Distributing 2 as required by the certificate or pursuant to Distributing 2's long-standing stock repurchase policy, or those stockholders who elect to exercise their stock exchange rights.



        s) The recapitalization is not part of a plan to increase periodically the proportionate interest of any stockholder in the assets or earnings and profits of Distributing 2.



        t) Distributing 2 is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).



        u) At the time of the recapitalization, Distributing 2 will not have outstanding any stock options, warrants, convertible securities, or other rights that are convertible into any class of stock or securities of Distributing 2, except as otherwise described.



        v) Distributing 2 will be treated under applicable state law as the same corporation following the recapitalization, and its corporate existence will continue uninterrupted.



        w) The Class 3D and Class 4D debentures are securities within the meaning of Section 354(a)(1).



        x) There will be no accrued, but unpaid, interest on the debentures at the time of the recapitalization.



    The following representations are made with respect to the successive distributions of Controlled stock by Distributing 1 and Distributing 2 as described in 5 above.



        y) Distributing 2, Distributing 1, Controlled and their respective stockholders will pay their own expenses, if any, incurred in connection with the transaction.



        z) No part of the consideration distributed by Distributing 2 or Distributing 1 is being received by a stockholder as a creditor, employee, or in any capacity other than that of a stockholder of the corporation.



        aa) Following each of the spin-offs of Controlled, at least 90 percent of the fair market value of the gross assets of each of Distributing 2, Distributing 1 and Controlled will consist of stock and securities of controlled corporations that are actively engaged in the conduct of a trade or business.



        bb) Following each of the spin-off distributions, each of Distributing 2, Distributing 1 and Controlled will continue the conduct of its business, independently and with its separate employees. There will, however, continue to be certain continuing transactions between Distributing 2 and Controlled.



        cc) No liabilities will be assumed by Controlled in either spin-off transaction.



        dd) No intercorporate debt will exist between Distributing 1 and Controlled or Distributing 2 and Controlled at the time of, or subsequent to, the successive spin-offs of the Controlled stock.



        ee) No two parties to the spin-off transactions are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv).



        ff) The five years of financial information submitted on behalf of the operating subsidiaries of Distributing 1, Distributing 2 and Controlled are representative of each corporation's present operations, and, with regard to each corporation, there have been no substantial operational changes since the date of the last financial statements submitted.



        gg) There is no plan or intention to liquidate Distributing 2, Distributing 1 or Controlled or to merge any of such corporations with any other corporation, or to sell or otherwise dispose of the assets Distributing 2, Distributing 1 or Controlled subsequent to the spin-off transactions, except in the ordinary course of business.



        hh) To the best knowledge of the management of Distributing 2 and the management of Distributing 1, there is no plan or intention by the stockholders or debenture holders of either Distributing 2 or


TR-31-3172-94                          6

    Distributing 1, respectively, to sell, exchange, transfer by gift, or otherwise dispose of any of their stock in, or securities of Distributing 2, Distributing 1 or Controlled subsequent to the spin-off transactions, except for (i) the conversion of convertible debentures in accordance with their terms, (ii) the repurchase of Distributing 2 stock as required by its terms or pursuant to Distributing 2's long standing stock repurchase policy, and
    (iii) the distribution by Distributing 2 of all of the stock of Controlled in the described spin-off.



        ii) Payments made in connection with all continuing transactions between Distributing 2 and Controlled after the spin-offs will be for fair market value based on terms and conditions arrived at by the parties bargaining at arms length. There will be no continuing transactions between Distributing 1 and Controlled.



        jj) Provided director and other approvals are obtained, the proposed distributions of Controlled stock will be consummated within 12 months of the issuance of a favorable ruling letter.



        kk) Class 3 stock is stock of Distributing 2 and not stock of Distributing 1.



    Based solely on the information submitted and on the representations set forth above in connection with the transactions described above, and provided Distributing 2 and Controlled are corporations within the meaning of Section 7701(a)(3) of the Code, it is held as follows:



    With respect to the recapitalization of Controlled described in 2 above:



    (1) Distributing 1's exchange of Controlled common stock for Controlled Class C1 stock will constitute a recapitalization within the meaning of
       Section 368(a)(1)(E) of the Code. Controlled will be "a party to a reorganization" within the meaning of Section 368(b).



    (2) No gain or loss will be recognized by Distributing 1 on the exchange  of
       Controlled   common  stock   for  Controlled  Class   C1  stock  (Section
       354(a)(1)).



    (3) No gain or loss will be recognized by Controlled on the exchange of its Class C1 stock for common stock (Section 1032(a)).



    (4) The basis of the Controlled Class C1 stock in the hands of Distributing 1 will be the same as the basis of the Controlled common stock exchanged therefor (Section 358(a)(1)).



    (5) The holding period of the Controlled Class C1 stock in the hands of Distributing 1 will include the holding period of the Controlled common stock exchanged therefor, provided that the Controlled common stock is a capital asset in the hands of Distributing 1 on the date of the exchange (Section 1223(1)).



    With respect to the recapitalization of Distributing 2 described in 3 above:



    (6) The exchange of Distributing 2 Class 3D and Class 4D debentures for Distributing 2 stock will constitute a recapitalization within the meaning of Section 368(a)(1)(E). Distributing 2 will be "a party to a reorganization" within the meaning of Section 368(b).



    (7) No gain or loss will be recognized by each debenture holder who elects to participate on the exchange of the Distributing 2 debentures for Distributing 2 stock (Section 354(a)(1))



    (8) No gain or loss will be recognized by Distributing 2 on the exchange of its stock for its debentures (Section 1032(a)).



    (9) The basis of the Distributing 2 stock received in the exchange will be the same as the basis of the Distributing 2 debenture exchanged therefor (Section 358(a)(1)).



    (10) The holding period of the Distributing 2 stock received in the exchange will include the holding period of the Distributing 2 debenture surrendered therefor, provided the Distributing 2 debenture is held as a capital asset on the date of the exchange (Section 1223(1)).


TR-31-3172-94                          7

    With   respect  to  the   proposed  distribution  of   Controlled  stock  by
Distributing 1 described in 5 above:



    (11) No gain or loss will be recognized to (and no amount will be included in the income of) Distributing 2 on the receipt of Controlled common and Class C1 stock (Section 355(a))



    (12) No gain or loss will be recognized by Distributing 1 on its distribution of all of its Controlled common and Class C1 stock to Distributing 2 (Section 355(c)).



    (13) The basis of the Class C1 and common stock of Controlled in the hands of Distributing 2 after the distribution will be the same as Distributing 2's basis in the stock of Distributing 1 immediately before the distribution allocated to each in proportion to their relative fair market values in accordance with Section 1.358-2(a)(2) of the regulations (Section 358(b) and (c)).



    (14) The holding period of the Controlled stock in the hands of Distributing 2 after the distribution by Distributing 1 will include the holding period of the Distributing 1 stock with respect to which the distribution will be made, provided the Distributing 1 stock is held as a capital asset on the date of the distribution (Section 1223(1)).



    (15) As provided in Section 312(h), following the distribution of Controlled stock by Distributing 1, proper allocation of the earnings and profits of Distributing 1 must be made in accordance with Section 1.312-10(b) of the regulations.



    With respect to the contribution of assets by Distributing 2 to Controlled followed by the distribution of Controlled stock by Distributing 2 to its Class 3 shareholders as described in 5 above:



    (16) Distributing 2's transfer of cash to Controlled in exchange for common stock followed by its distribution of all of the common and Class C1 stock of Controlled held by Distributing 2 to its Class 3 shareholders will be a reorganization under Section 368(a)(1)(D). Distributing 2 and Controlled will each be "a party to a reorganization" within the meaning of Section 368(b).



    (17) No gain or loss will be recognized by Distributing 2 on the transfer of cash to Controlled in exchange for Controlled common stock (Section 361(a)).



    (18) No gain or loss will be recognized by Controlled on the receipt of the cash from Distributing 2 in exchange for its common stock (Section 1032(a)).



    (19) No gain or loss will be recognized to (and no amount will be included in the income of) the Class 3 shareholders of Distributing 2 upon receipt of the Controlled stock (Section 355(a)).



    (20) Except as provided in ruing (21) below, no gain or loss will be recognized to Distributing 2 on the distribution of all of its Controlled common and Class C1 stock (Section 361(c)(1)).



    (21) Distributing 2 will recognize gain on the distribution of Controlled stock to its foreign shareholders pursuant to Section 1.367(e)-l(b)(l) of the regulations, and the foreign shareholders' bases will be determined under Section 358 without increase for any gain recognized by Distributing 2 pursuant to Section 1.367(e)-l(d)(1) of the regulations.



    (22) The basis of the Controlled Class C1 and common stock and the Class 3 stock in the hands of each Class 3 shareholder will be the same as the Class 3 shareholder's basis in his or her Class 3 stock immediately before the distribution allocated to each in proportion to the relative fair market values of each in accordance with Section 1.358-2(a)(2) of the regulations (Section 358(b) and (c)).



    (23) The holding period of the Controlled stock in the hands of the Class 3 shareholders will include the holding period of the Class 3 stock with respect to which the distribution was made, provided the Class 3 stock is held as a capital asset on the date of the distribution (Section 1223(1)).



    (24) As provided in Section 312(h), following the distribution of Controlled stock by Distributing 2, proper allocation of the earnings and profits of Distributing 2 must be made in accordance with Section 1.312-10(a) of the regulations.


TR-31-3172-94                          8

    No opinion is expressed about the tax treatment of the transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the above rulings.



    This ruling is directed only to the taxpayer who requested it. Section 6110(j)(3) of the Code provides that it may not be used or cited as precedent.



    A copy of this letter should be attached to the tax returns of the taxpayers involved for the taxable year in which the transaction covered by this ruling letter is consummated.



    Pursuant to the power of attorney on file in this office, a copy of this letter is being sent to the taxpayer.



                                          Sincerely yours,
                                          Assistant Chief Counsel (Corporate)
                                          By   /s/ DAVID P. MADDEN
                                            ------------------------------------


                                          David P. Madden
                                            Chief, Branch 5



cc: James O. Spitzenberger, VP
   Peter Kiewit Sons', Inc.
   1000 Kiewit Plaza
   Omaha, Nebraska 68131
   DD, Omaha, Nebraska
   Attn: Chief, Examination Division


TR-31-3172-94                          9